Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

February 19, 2019

Gregory Dundas

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emaginos, Inc.

Amendment #2 to Registration Statement on Form S-1

File No. 333-228248

Dear Mr. Dundas:

Attached for filing with the Securities and Exchange Commission is Amendment No. 2 to the Emaginos, Inc. registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated February 6, 2019 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

The Emaginos System

1.	Disclosure has been added and appears on pages 8 and 12 of prospectus. Dr. Larick was the superintendent of schools under which his supervision the Tracy Learning Center developed its teaching system. Dr. Larick is an officer of the Company but the Company has no other relationship with the Tracy Learning Center and is not marketing the program used by the Tracy Learning Center but is simply using that model and results as a reference point from which the Company developed its own and distinct education system.

2.	The disclosure has been added and appears on page 8 of the prospectus.

3.	The noted disclosure has been eliminated.

4.	The disclosure has been added and appears on page 9 of the prospectus.

5.	The disclosure has been added and appears on page 11 of the prospectus.

Plan of Operations

6.	Disclosure has been added and appears on page 14 of the prospectus.

Pricing and Profitability

7.	Disclosure has been added and appears on page 14 of the prospectus.

Independent Auditor’s Report

8.	The audit report has been corrected and is signed by the primary audit firm.

9.	The noted disclosure has been added to the auditor’s report.

Note Transaction with Related Party

10.	The incorrect disclosure has been eliminated.

Emaginos, Inc. Financial Statements for Period Q3 2018

11.	The unaudited financial statements for the period ending September 30, 2018 are included.

12.	The unaudited financial statements include the nine months ending September 30, 2018.

Recent Sales of Unregistered Securities

13.	The noted disclosure has been added and appears in Item 15 of Part II.

Consent of Independent Registered Public Accounting Firm

14.	The consent of the independent registered public accounting has been revised and is filed herewith.

Sincerely.

Lee W. Cassidy, Esq.